1. **Organization and Description of Business**

T3 Securities, Inc. (the "Company") is a broker-dealer wholly-owned by T3 Companies, LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of National Future Association ("NFA"). It was formed on May 16, 2003 as a New York corporation. The Company was purchased by the Parent on September 4, 2015. The Company's name was changed from Liquid Prime Services, Inc. on September 30, 2015.

The Company engages primarily in securities commission transactions. For the year ended December 31, 2015, its only business was the referral of retail customers to other broker-dealers.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits, which was $250,000 at December 31, 2015.

Revenue Recognition

The Company derives revenue from commission sharing transactions. Commission income and related expenses are recorded on a trade date basis.

Fair Value Measurements

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes (ASC 740). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. The effect on deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

In accordance with ASC 740, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet this threshold will result in a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

3. Commissions Receivable

The Company has an agreement with a clearing broker to clear customer transactions introduced by the Company. The agreement is to become effective March 2016.

The Company has a commission sharing agreement for customer referrals with another broker-dealer. During the year ended December 31, 2015, related commission revenue was $145,884; of which $28,009 was receivable as of December 31, 2015.

4. Related Party Transactions

The Company is one of several affiliated companies that are commonly owned by the Parent. The Company has a services agreement with affiliates for services provided to the Company, including: office space; management; general and administrative services; computer and certain other expenses. During the year ended December 31, 2015, these expenses amounted to $118,066; none of which was payable at December 31, 2015.

The Company paid $82,260 to its previous parent for rent, occupancy, professional fees and other expenses for the period from January 1 to September 3, 2015 (the "period"). In addition, the Company incurred a loss on disposal of property and equipment, totaling $13,332 during the period, before its purchase by the Parent.

5. Income Taxes

In conjunction with the Parent's purchase of the Company on September 4, 2015, management has been unable to determine the tax status of the Company. As a result, the information referred to below is subject to change. In management's opinion, the effect of any potential change in tax provisions is immaterial to the statement of financial condition, statement of operations and the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

Beginning with the 2013 tax year, the Company has filed its Federal, state and local income tax returns independent from its parent company. The earliest tax year subject to examination is 2012.

At December 31, 2015, based on prior information as provided in conjunction with the purchase of the Company, the Company had a deferred tax asset related to net operating loss carryforwards for corporate income taxes purpose. The Company has reduced this deferred tax asset to zero at December 31, 2015 by recording a valuation allowance due to uncertainty regarding its realization.

Management believes there are no other uncertain tax positions requiring recognition or disclosure.

The Company does not have any current income taxes payable or receivable and there were no cash payments for income taxes in the current year. The net operating loss carryforwards expire beginning 2031.

6. Commitments and Contingent Liabilities

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

7. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees at December 31, 2015 or during the year then ended.

8. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $207,055, which was $107,055 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.17.

9. Subsequent Events

Management has evaluated subsequent events and no events have been identified by management which require disclosure.